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AT&T CANADA INC.

Management's Discussion and Analysis of Financial Condition and Results of Operations (p. 1)

Consolidated Financial Statements (p. 20)

management's discussion and analysis
of financial condition and results of operations

(dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)

Forward-looking statements

This discussion and analysis explains AT&T Canada Inc.'s (the "Company" or "AT&T Canada") financial condition and results of operations for the year ended December 31, 2002 compared with the year ended December 31, 2001, and is intended to help shareholders and other readers understand the Company's business and the key factors underlying its financial results. Certain statements in this Management's Discussion and Analysis ("MD&A") and Consolidated Financial Statements constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: the risks associated with the proceedings under the Companies' Creditors Arrangement Act ("CCAA") including the Company's ability to operate as a going concern, the risks associated with implementing a reorganization plan, and new commercial arrangements with AT&T Corp., transitioning to a new brand, liquidity, the regulatory environment, competition, technological changes, restrictions on foreign ownership and control, absence of an established public trading market for the new shares issued pursuant to the reorganization plan, and negative trends in global market and economic conditions.

Overview

The Company is the country's largest competitor to the incumbent local exchange carriers ("ILECs"). With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, the Company provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally.

During 2002, the Canadian telecommunications market was characterized by a number of challenges that included softening of demand for telecommunications services, intense competition to gain market share often through price reductions in all product groups, and excess capacity of network facilities. In addition to these challenges, the Company was faced with a regulatory decision that did not meet its expectations and consequently, the Company is appealing the decision. Also, the combination of the significant long-term debt incurred by the Company to build its telecommunications network and infrastructure, the slower growth in demand for its services and the decline in prices for many of its core services, created a capital structure that was unsustainable.

In response to these pressures, the Company initiated a three-point strategic plan. The first strategic component was initiated in May 2002 with a series of operational cost saving and productivity enhancing measures. These measures focused on building operating efficiencies in those areas of the business where the Company could earn the highest returns. Operating initiatives resulted in a reduction of the Company's workforce by 1,217 personnel as at December 31, 2002 and the lowering of capital spending to $144 million in 2002. The second strategic component was to improve the Company's capital structure to achieve long term growth which the Company expects to achieve through the reorganization proceedings described below. The third strategic component is to pursue a competitively neutral regulatory framework that permits Canadian telecom customers to reap the benefits of competition.

Significant events

Reorganization proceedings

On January 22, 2003, the Company announced it had filed a Consolidated Plan of Arrangement and Reorganization (the "Plan") and related Management Information Circular with the Ontario Court of Justice, Toronto, Ontario, Canada (the "Court"). The purpose of the Plan is to restructure the balance sheet and equity of the Company, provide for the compromise, settlement and payment of liabilities of certain creditors of the Company. The Plan provides for, amongst other things:

  •
  the exchange and compromise of the senior notes of the Company ("Senior Notes") and certain other affected claims ("Affected Creditors") for a combination of cash, which will not be less than $200 million, and 100% of the equity of New AT&T Canada upon emergence from Companies' Creditors Arrangement Act ("CCAA");

  •
  the cancellation of all existing outstanding equity, including warrants and share purchase options of AT&T Canada Inc. and AT&T Canada Corp. for no consideration; and

  •
  transactions that will result in a corporate structure with a new parent company ("New AT&T Canada"), which will own the existing holding company, AT&T Canada Inc. and a wholly owned operating subsidiary ("New Opco"), which will be created as a consequence of the amalgamation of certain of the existing subsidiaries of AT&T Canada Inc.

The Plan and related Management Information Circular were mailed to registered noteholders and other affected creditors on or before January 24, 2003. On February 20, 2003, the Plan was approved by the holders of the Senior Notes ("Noteholders") and other affected creditors. On February 25, 2003, the Court issued an order sanctioning the Plan and the U.S. court issued an order recognizing and enforcing the Court's sanction order.

On October 15, 2002, the Company elected not to make the interest payments on one of its Senior Notes, due on September 15, 2002. As a result, the Company defaulted under the indentures governing certain of its Senior Notes as the Company failed to make its required interest payments. With cross default provisions applicable to its other series of Senior Notes, all of the Company's outstanding indebtedness under its Senior Notes of approximately $4.5 billion was in default and as a result, on October 15, 2002, the Company and certain of its subsidiaries voluntarily filed for protection from creditors under CCAA in the Court and obtained an order from the Bankruptcy Court in the Southern District of New York (the "U.S. Court") under Section 304 of the U.S. Bankruptcy Code to recognize the CCAA proceedings in the United States.

The completion of the Plan and emergence from the CCAA proceedings are subject to a number of conditions, including that an appeal period of the Court's approval has expired with either no appeal commenced or a final determination made by the Court, and the receipt of certain exemptions orders from securities regulatory authorities in Canada to provide that the shares of New AT&T Canada (the "New Shares") issued under the Plan will be freely tradable and the listing of the New Shares on the Toronto Stock Exchange ("TSX"). While the Company is confident that it can satisfy all of these conditions, there can be no assurance, however, that it will emerge from the CCAA proceedings.

Regulatory environment

On May 30, 2002, the Canadian Radio-television and Telecommunications Commission ("CRTC") released the price cap decision (the "Price Cap Decision") which dealt with, among other things, the costs incurred by competitive providers to utilize the ILECs network facilities and services in order to service customers. The Company estimates that its network costs will be reduced by approximately 13% to 15% as a result of this Decision. The Company has appealed the Price Cap Decision to the Federal Cabinet and the CRTC has initiated its own proceeding to review and vary certain aspects of the Price Cap Decision. Both of these initiatives could lead to further savings for the Company.

Purchase of outstanding shares of the company not previously owned by AT&T Corp and repayment of senior credit facility

On October 8, 2002, Brascan Financial Corporation and CIBC Capital Partners, acquired all of the issued and outstanding shares of the Company not already owned by AT&T Corp. or its affiliates for an aggregate purchase price of approximately $5.5 billion (the "Back-end"). Upon completion of the Back-end, the Company received $225.4 million upon the exercise of employee stock options, $200 million of which the Company used to repay in full all amounts drawn under its senior credit facility.

Negotiation of new commercial agreements with AT&T Corp.

On January 17, 2003, the Company announced it had established a new commercial agreement with AT&T Corp. The new commercial agreements, among other things, require the Company to launch a new brand name by September 9, 2003, and to cease use of the AT&T brand by no later than December 31, 2003. In addition, these agreements provide a timeframe for continuity of the Company's global connectivity, technology platform and product suite, and maintain network ties between the two companies for the benefit of customers. These agreements enable the Company and AT&T Corp. to continue working together on a non-exclusive basis, and provide the Company the ability to forge additional supplier relationships that will enhance its connectivity and product offerings. Also, these arrangements recognize AT&T Corp. to serve Canadian customers directly, including competing with the Company. The Company is also negotiating a master services agreement with AT&T Corp. to allow for the continued use of AT&T technology and capabilities. There can be no assurance that such an agreement will be negotiated and in the event a master services agreement is not executed by June 30, 2003, the Company may be required by AT&T Corp. to cease use of all AT&T technology and capabilities by June 30, 2004 or earlier.

Comprehensive revaluation

The consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles ("GAAP"). The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is doubt surrounding the appropriateness of the use of the going concern assumption in the preparation of the consolidated financial statements because of circumstances of the CCAA reorganization proceedings and circumstances giving rise to this event, including the Company's long-term debt, which is in default. The consolidated financial statements do not reflect adjustments that would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used if the going concern basis was not appropriate.

If the Plan is implemented, New AT&T Canada will be required to perform a comprehensive revaluation of its balance sheet under the provisions of The Canadian Institute of Chartered Accountants ("CICA") Handbook Sections ("HB") 1625, "Comprehensive Revaluation of Assets and Liabilities" ("fresh start accounting"). Under fresh start accounting, the Company's assets and liabilities will be recorded at management's best estimate of their fair values. The reported amounts in the consolidated financial statements could materially change, because they do not give effect to the adjustments to the carrying value of assets and liabilities that may ultimately result from the adoption of fresh start accounting. In particular, it is expected that there will be significant differences (either positive or negative) between the fair value and the carrying value in the following areas: capital assets, deferred pension asset and long-term liabilities, which are further described in the Management Information Circular dated January 20, 2003.

Results of operations

Year ended December 31, 2002 compared to year ended December 31, 2001

Key financial data:

Years ended December 31	2002	2001	2000
Revenue
Data	$457,962	$485,031	$465,407
Local	235,095	209,207	177,424
Internet and IT Services	195,600	171,852	129,865
Other	26,693	20,843	32,643

	$915,350	$886,933	$805,339
Long Distance	572,795	657,788	700,039

Total Revenue	$1,488,145	$1,544,721	$1,505,378

Service Costs	$931,949	$1,005,790	$1,034,860
Gross Margin	$556,196	$538,931	$470,518
Gross Margin %	37.4%	34.9%	31.3%
Selling, General and Administrative Costs ("SG&A")	$333,044	$385,966	$411,947
Loss from operations	$(1,340,215)	$(334,536)	$(333,731)
Net Loss	$(1,831,659)	$(745,375)	$(523,207)
Basic and diluted loss per common share	$(17.95)	$(7.57)	$(5.48)

Supplementary Financial Information

Years ended December 31	2002	2001	2000
Loss from operations	$(1,340,215)	$(334,536)	$(333,731)
Add:
Depreciation and amortization	273,142	465,600	402,551
Write-down of property, plant and equipment and goodwill	1,203,196	—	—
Workforce reduction and provision for restructuring	87,069	21,901	(10,249)
Pension valuation allowance	—	(31,934)	—

EBITDA (*)	$223,192	$121,031	$58,571

(*)
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the write-down of property, plant and equipment and goodwill, provisions from restructuring and workforce reduction, and a pension valuation allowance adjustment as these items are not expected to be re-occurring in nature as the Company is restructuring its balance sheet through the CCAA proceeding. The Company is restructuring its balance sheet through a CCAA proceeding and is expecting to emerge from the proceeding on or about April 1, 2003. EBITDA does not have a standardized meaning under GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

Revenue

The Company's proportion of revenue from data, local, Internet and IT Services, and other services grew to 62% of the Company's total revenue in 2002 from 57% in 2001. The proportion of revenues from long distance services declined to 38% in 2002 from 43% in the prior year.

The year-over-year decrease in data revenue was mainly due to declines in legacy products, principally high speed data (Private Line and VPN Frame Relay) and data equipment sales, partially offset by growth in Transparent LAN services and Managed Data Network services. Data revenue decreased by $27,069 or 5.6% to $457,962 in 2002, from $485,031 in 2001.

The year-over-year increase in local revenue was due to higher average line count for retail customers over 2002 that was partially offset by the negative impact of general economic conditions which included lower demand from the wholesale and Internet service provider markets as customers in these sectors experienced financial difficulty. Local revenue increased by $25,888 or 12.4% to $235,095 in 2002, from $209,207 in 2001. During 2001, the Company acquired the rights to a customer base from the receiver of an insolvent Canadian competitive local exchange carrier ("CLEC"), resulting in the addition of 42,430 new local lines. Local access lines in service totaled 537,940 at December 31, 2002.

The year-over-year increase in Internet and IT Services revenue was mainly due to the full year impact in 2002 of revenues from the Company's strategic acquisition of MONTAGE in 2001, and growth in high speed dedicated Internet access, managed hosting and security solutions. Internet and IT Services revenue increased by $23,748 or 13.8% to $195,600 in 2002, from $171,852 in 2001. Consistent with the Company's strategy to focus on higher growth and higher value added products, the Internet and IT Services portfolio increased to 13.1% in 2002 as a proportion of total revenue from 11.1% in 2001.

Other revenue increased by $5,850 or 28.1% to $26,693 in 2002, from $20,843 in 2001, primarily due to higher telecommunications equipment sales, partially offset by the sale of certain of the Company's call centers.

The year-over-year decrease in long distance ("LD") revenue was due to lower prices per minute and a decline in minutes. LD revenue decreased by $84,993 or 12.9% to $572,795 in 2002, from $657,788 in 2001. Year-over-year, minutes decreased by 3.5% and prices dropped by 9.8%, primarily the result of intense price competition.

Service costs and selling, general and administrative expenses

The Company's principal operating expenses consist of service costs; selling, general and administrative costs ("SG&A"); and depreciation and amortization. Service costs consist of expenses directly related to delivering service to customers and servicing the operations of the Company's networks, expenses associated with fibre and other leases where the Company does not presently have its own facilities, local and long distance transport costs paid to other carriers, maintenance costs, right-of-way fees, municipal access fees, hub site lease expenses, costs of service personnel and leases of utility space in buildings connected to the Company's networks. SG&A expenses include the costs of sales and marketing personnel, promotional and advertising expenses and corporate administrative expenses.

Service costs decreased by $73,841 or 7.3% to $931,949 in 2002, from $1,005,790 in 2001. This decrease was due to cost reductions from regulatory decisions, including the contribution rate reduction from 4.5% to 1.3% effective January 1, 2002 and the Price Cap Decision, lower personnel and related costs from workforce reductions, and lower international volumes; offset by higher telecommunications equipment sales, strategic acquisitions during 2001 and higher local volumes.

Gross Margin increased by $17,265 or 3.2% to $556,196 in 2002, from $538,931 in 2001, the result of lower service costs from regulatory decisions and operating efficiency gains, offset in part by the impact of lower revenues.

SG&A expenses decreased by $52,922 or 13.7% to $333,044 in 2002 from $385,966 in 2001. This decrease was due to lower personnel and related costs from workforce reductions; a lower level of uncollectible accounts from a year-over-year improvement of customer profiles; and lower sales and distributor commissions; offset by the change in the valuation allowance of $31.9 million related to the Company's defined benefit pension plans in 2001, and higher professional fees related to the Plan, namely $17.1 million incurred prior to the CCAA filing.

EBITDA

EBITDA increased to $223,192 in 2002 from $121,031 in 2001. On a percentage of revenue basis, EBITDA grew to 15.0% in 2002 from 7.8% in 2001. The EBITDA increase was due to the aforementioned gross margin improvements and lower SG&A expenses.

Workforce reduction and provision for restructuring

In 2002, the Company implemented a cost reduction initiative to bring the Company's cost structure in line with its current and projected revenue base and to allocate resources to further enhance services provided to its established customer base. As a result, the Company recorded a provision of $87.0 million related to these activities.

The charge of $87.0 million is comprised of $52.9 million for employee severance and $34.1 million related to facilities consolidation. Employee severance costs are the result of a reduction in workforce of approximately 1,250 personnel, achieved through terminations, attrition and non-renewal of contract personnel. These personnel were from various areas across the Company, including network services, customer service, marketing, sales and administration. As at December 31, 2002, workforce reductions of 1,217 had been completed and $30.4 million of the employee severance costs had been paid. The remaining liability balance of $22.5 million at December 31, 2002 represents salary continuance payments in accordance with employee severance agreements and/or statutory minimum severance requirements.

The provision for facilities consolidation of $34.1 million comprised an initial provision of $34.4 million, which was reduced by $0.3 million as certain facilities were subleased earlier than planned. The provision for facilities consolidation represents management's best estimate of the deficiency of expected sublease recoveries over costs associated with certain leased premises being exited as a result of the restructuring plan. These facility leases will expire between 2002 and 2012. The provision is to be paid over the remaining term of the leases. As at December 31, 2002, the provision was drawn down by $3.2 million. In conjunction with the Company submitting a capital restructuring plan under the protection of CCAA, certain unused leased premises will be compromised through these proceedings and $18.2 million of the provision for facility consolidation costs has been reclassified to liabilities subject to compromise. Of the remaining provision, $5.0 million has been included in other long-term liabilities.

During the second quarter of 2002, the Company completed its transitional goodwill impairment test and determined that unamortized goodwill of $1,530.8 million as at January 1, 2002, was impaired under the fair value approach. This amount was charged to opening deficit with a corresponding reduction in goodwill. In addition, the Company performed an assessment of the carrying values of its long-lived assets, including goodwill. The assessment was performed due to regulatory decisions in the first half of 2002 affecting the Company's business plan and the substantial decline of market value of companies in the telecommunications services sector. Based on this assessment, the Company recorded a charge of $1,095 million and $108.2 million for write-downs of its property, plant and equipment and goodwill, respectively. The $108.2 million of goodwill related to the Company's IT Services group.

Depreciation and amortization

Depreciation and amortization expense decreased by $192,458 to $273,142 in 2002 compared to $465,600 in 2001. The decrease was primarily the impact of the write-down of property, plant and equipment in the second quarter and of the write-down of goodwill, offset by increased depreciation from capital asset additions.

Loss from operations

The Company's loss from operations increased by $1,005,679 for 2002 primarily due to the write-down of property, plant and equipment and the provision for restructuring; offset by no goodwill amortization in 2002, lower depreciation due to the write-down of property, plant and equipment in the second quarter of 2002, and improvements in EBITDA.

Interest income and expense

Interest income decreased to $9,193 in 2002, from $19,134 in 2001. The decrease of $9,941 was due to lower average cash and short-term deposits during the year compared with 2001. A portion of the interest income has been reclassified against reorganization costs consistent with related accounting guidance.

Interest expense increased to $431,625 in 2002, from $401,114 in 2001. The interest expense amount in 2002 is comprised of $157,931 of cash interest, $156,855 for accretion on the senior discount notes, $10,807 in amortization of debt issue costs and the remaining $108,108 was accrued interest in 2002, offset by $2,138 representing other interest costs. The increase was due to higher average long-term debt in 2002. The CCAA proceedings do not allow for principal and interest payments to be made on pre-filing Senior Notes of the Company without Court approval or until the Plan has been implemented. Accordingly, interest generated subsequent to October 15, 2002, the date of the Company's CCAA filing, no longer accrues to Noteholders and other Affected Creditors if the Plan is implemented. However, the Company has continued to accrue for interest expense on pre-filing Senior Notes until the Plan is implemented. As at December 31, 2002, interest expense on pre-filing Senior Notes accrued but not paid for the period from October 15, 2002 to December 31, 2002 was $87.1 million.

Foreign exchange gain (loss)

Effective January 1, 2002, AT&T Canada adopted the new accounting standard HB 1650 "Foreign Currency Translation" which eliminates the deferral and amortization of foreign currency translation gains and losses. In 2002, the Company recorded foreign currency translation losses of $41,126 compared to gains of $10,097 in 2001. These losses were mainly the result of devaluation in the Canadian dollar relative to the U.S. dollar during the period, and an increase in the amount of unhedged U.S. dollar denominated debt due to the termination, in the period, of all remaining foreign currency financial instruments.

Write-down of long-term investments and other assets

In 2002, the Company determined there was an other than temporary decline in the value of its long-term investments and other assets and recorded a write-down of $11.9 million.

Other income (expenses)

Other expenses were $2,225 for 2002 compared to $10,797 for 2001. Other expenses for 2002 related to a $1,502 disposition of the balance of the Company's ownership in Shared Technologies of Canada Inc. Other expenses for 2001 related to an $8,894 loss on the sale of certain call centers in May 2001.

Net loss

The Company's net loss increased by $1,086,284 for 2002 primarily due to the write-down of long-term investments and other assets, higher interest expense, increased foreign exchange losses, and professional fees related to the Plan of $7.4 million incurred subsequent to the CCAA filing.

Liquidity and capital resources

Cash Flow from Operating Activities

During 2002, net cash used in operating activities was $147,759, including cash used to fund changes in non-cash working capital of $24,308, mainly due to the repurchase of the accounts receivable sold in a securitization program in the amount of $100 million, the payment of employee severance costs of $30,400 and the payment of advisory fees related to the Company's balance sheet restructuring of $19,842. During 2001, net cash generated by operating activities was $58,292, including cash generated from changes in non-cash working capital of $183,636, mainly due to proceeds from the sale of accounts receivable in a securitization program.

Capital expenditures

Cash expenditures on property, plant and equipment during 2002 totaled $143,865 compared to $419,173 in 2001. The lower spending level in 2002 was the result of the substantial completion of the Company's local and long haul network during 2001, and strategic operating initiatives in the second quarter of 2002 lowering capital spending.

Liquidity

On October 8, 2002, Brascan Financial Corporation and CIBC Capital Partners, acquired of all the outstanding shares of AT&T Canada that AT&T did not already own for cash of $51.21 per share, pursuant to the terms of the Deposit Receipt Agreement. Upon completion of the Back-end, AT&T Canada's Class B deposit receipts were de-listed from the TSX and the National Market System ("NASDAQ"). Contemporaneous with the closing of this transaction, AT&T Canada employees exercised stock options which together with other stock option exercises that occurred during the third quarter, generated cash proceeds to the Company of $240 million. On October 9, AT&T Canada used approximately $200 million of these monies to repay in full all amounts drawn under its bank credit facility.

On October 15, 2002 the Company defaulted under the indentures governing its Senior Notes as the Company failed to pay interest payments. With cross default provisions applicable to its other series of Senior Notes, all of the Company's outstanding note indebtedness of approximately $4.5 billion was in default. On October 15, 2002, the Company applied for and received protection under the CCAA. While under CCAA protection, the Company has conducted business as usual as it serves customers and pays its employees and ongoing suppliers without interruption.

On February 20, 2003, the Plan was approved by the Noteholders and other affected creditors. Under the Plan, in exchange and compromise for the Company's approximately $4.5 billion of outstanding Senior Notes and certain other affected claims, the Company's Noteholders and other affected creditors will receive a pro-rata combination of cash, which will not be less than $200 million, and 100% of the equity in the New AT&T Canada upon emergence from CCAA. The Plan also requires the Company to obtain a TSX listing of its shares before emergence from CCAA and to apply for a NASDAQ listing.

At December 31, 2002, the Company had unfunded deficits under its defined benefit pension plans of approximately $135 million. The Company is required to fund this deficit over a five year period commencing with an estimated payment of $40 million in 2003.

2003 outlook

In 2003, the Company will focus on markets and services that optimize margin performance and cash flows and on leveraging its existing network infrastructure and customer base. This includes using existing assets more effectively by targeting customers where it has existing network capacity; leveraging its existing customer base more effectively by investing in customer retention programs; cross-selling additional services and bundled offerings; and working with customers to meet their growth requirements. In addition, the Company will focus on customers with national, North American and global requirements and continue to drive its sources of differentiation by offering a full suite of telecommunications services, including global connectivity and managed infrastructure solutions.

The Company expects that, in 2003, it will generate positive income from operations and will report net income for the year. With the implementation of the Plan, the Company will go forward with no long-term debt, and will incur substantially no interest expense and will not be subject to foreign currency gains and losses on the translation of long-term debt. Also, with the comprehensive revaluation of its balance sheet, which is required on emergence from CCAA, it is expected that the value of the Company's capital assets will be lower and thus there will be a corresponding reduction of depreciation expense.

Risks & uncertainties

Risk factors relating to non-implementation of the plan

The Company has obtained both creditor and court approval for the Plan described above, however if the Plan is not implemented and another plan is not proposed and implemented, an insolvency proceeding involving the liquidation of the assets of the Company with a view to recovering the amounts owing to creditors will likely result. Under a forced liquidation, realizations on the assets of the Company will likely be significantly less than the values currently ascribed to such assets.

Risk factors relating to the implementation of the plan

(a)
Conditions precedent to implementation

  The following are the conditions to the Plan being effective:

  •
  The appeal period with respect to the CCAA sanction order and the CBCA sanction order shall have expired without an appeal having been commenced, or in the event of an appeal or application for leave to appeal, a final determination shall have been made by the applicable appellate tribunal unless otherwise waived by the Company.

  •
  The appeal period with respect to the US proceedings order shall have expired without an appeal having been commenced, or in the event of an appeal or application for leave to appeal, a final determination shall have been made by the applicable appellate tribunal unless otherwise waived by the Company and the Court-appointed monitor.

  •
  No determination shall have been made by the Company not to proceed with the Plan prior to the implementation date of the Plan.

  •
  All of the applicable approvals and orders of, and all applicable submissions, and filings with, governmental, regulatory and judicial authorities having jurisdiction in respect of the completion of transactions contemplated by the Plan (other than the filings to be made with and the certificates to be obtained from the relevant Director of Corporations and Registrar of Companies), and including the issuance, listing and posting for trading of the New Shares to be issued under the Plan have been obtained or made by the Company, in each case to the extent deemed necessary or advisable by the Company and the restricted committee of noteholders in form and substance satisfactory to the Company and the restricted committee of noteholders, to permit holders of the New Shares to freely trade and dispose of the New Shares in the ordinary course, as the case may be, including any orders, rulings, approvals of listings and exemption orders from the relevant securities regulatory authorities in Canada and the United States and the TSX. The TSX shall have listed the New Shares to be issued under the Plan and such shares will be freely tradable under Canadian securities law in the ordinary course (other than by holders who are "Control Persons" under applicable Canadian securities laws) immediately following the distribution of New Shares on the implementation date of the Plan.

  •
  The Company has received a legal opinion from their United States counsel substantially to the effect that (i) the issuance of the New Shares is exempt from registration pursuant to Section 3(a)(10) of the U.S. Securities Act of 1933 ("1933 Act") and (ii) the New Shares to be issued under the Plan will be freely tradable under the 1933 Act except for such New Shares held by Persons who are deemed to be affiliates of the Company on or prior to the plan implementation date or who are deemed to be affiliates of the Company after the implementation date of the Plan.

(b)
Brand transition and change in AT&T Corp. relationship

  The Company currently makes use of, and following the implementation of the Plan during the term of the new commercial agreements with AT&T and its wholly owned subsidiary AT&T Canada Enterprises Company, the Company will, on a transitional basis, make use of certain AT&T technology as well as the AT&T brand and certain trade names in Canada in respect of its services.

  The Company is currently negotiating a master services agreement with AT&T to allow for the continued use of AT&T technology and capabilities. The Company expects to execute such an agreement by June 30, 2003. However, there can be no assurance that such an agreement will be negotiated and in the event a master services agreement is not executed by June 30, 2003, the Company may be required by AT&T to cease use of all AT&T technology and capabilities by June 30, 2004 or earlier.

  The new commercial agreements require AT&T Canada to launch a new brand name by September 9, 2003 and cease use of the AT&T brand by no later than December 31, 2003, with the exception of the use of the AT&T brand for its calling card and Internet domain names which must end no later than June 30, 2004. The new brand license agreement contains many provisions, which would allow for AT&T to terminate the agreement prior to December 31, 2003 and there can be no assurance that events and circumstances will not give AT&T Corp the right to terminate such agreement. The new brand license agreement is terminable in the event of, among other things, failure to comply in a material respect with marketing specifications, bankruptcy (with the exception of the CCAA Proceedings), and failure to develop or have approved the brand conversion plan or implement the brand conversion plan. The licensee shall have 30 days to cure any breach (other than with respect to bankruptcy and strategic competitor acquisition and failure to develop and have an approved brand conversion plan or specific identified breaches where shorter periods have been identified), failing which the new brand license agreement shall terminate on the specified conversion date without further notice. The licensee may in its sole discretion and without cause terminate the new brand license agreement. The new brand license agreement contains the customary obligations on the part of the licensee to cease all use of the licensed subject matter after termination or expiration. Disputes arising under the new brand license agreement may be resolved pursuant to certain arbitration provisions prescribed in the new brand license agreement. AT&T Canada and AT&T have agreed on a framework to deal with ongoing co-operation and a process to transition network support provided by AT&T for the Company's toll-free platform by December 31, 2005 with the details of the transition plan to be completed by no later than December 31, 2003. The transitional network support arrangement may be extended by mutual agreement; may be accelerated under certain conditions to June 30, 2004; or accelerated in the event of an acquisition of 20% or more of AT&T Canada's equity by a strategic competitor or in other circumstances.

  AT&T has the ability to serve Canadian customers directly, including competing with AT&T Canada. There can be no assurance that the Company will not incur a significant loss of revenue from business ongoing with or influenced by AT&T as a result of those new commercial arrangements.

(c)
Cash flow and operating losses

  The Company incurred net losses of $5.3 million, $523.2 million, $745.4 million and $1,831.6 million for the fiscal years ended December 31, 1999, 2000, 2001 and 2002 respectively. If losses were to continue it could impact the New Company's ability to obtain required additional funds to sustain its operations following the implementation of the Plan.

(d)
Additional capital

  If cash flow from operations and cash on hand are insufficient, there can be no assurance that, following the implementation of the Plan, the New Company will be able to obtain sufficient funds on terms acceptable to it to provide adequate liquidity and to finance the operating and capital expenditures necessary to execute its operating strategy. Failure to generate additional funds, whether from operations, additional debt or equity financing, may require the New AT&T Canada to delay or abandon some or all of its anticipated expenditures, which could have a material adverse effect upon the growth of the affected businesses and on the New AT&T Canada. Furthermore, the ability of competitors to raise money on more acceptable terms could create a competitive disadvantage for the New AT&T Canada.

(e)
Competition

  The Company faces intense competition in all of its markets for its existing and planned services from, among others, the ILECs, cable companies, competitive long distance providers, wireless providers, CLECs, internet service providers, Centrex resellers and other current and planned telecommunications providers. The Company's ability to compete effectively in the Canadian telecommunications industry may be adversely effected by continuing consolidation and expansion amongst its competitors.

  In each of the business areas currently served by the Company, the principal competitor is the ILEC serving that geographic area. The ILECs have long-standing relationships with their customers and have historically benefited from a monopoly over the provision of local switched services. In addition, the ILECs have financial, marketing, technical, personnel, regulatory and other resources that exceed those of the Company, as applicable. There can be no assurance that the Company will be successful in its attempt to offer services in competition with the services offered by the ILECs.

  Although the ILECs are generally subject to greater pricing and regulatory constraints than the CLECs, the ILECs have, as a result of the regulatory framework and especially the Price Cap Decision, achieved increased pricing flexibility for their local services and maintained control of the existing Public Switched Telephone Network that CLECs must utilize in order to compete. Since CLECs do not have competitively neutral access to this existing ILEC controlled network and are therefore subject to a significant cost disadvantage, the ILECs continue to be able to compete against the CLECs solely on the basis of price. If the ILECs lower rates or engage in substantial volume and term discount pricing practices for their customers, there would be downward pressure on certain rates charged by the Company, which pressure could adversely affect the Company.

  The Company also faces competition from entities utilizing other communications technologies and may face competition from other technologies being developed or to be developed in the future. For example, there is a trend toward the convergence of the telecommunications and cable industries. The convergence of the telecommunications and the cable industries may add substantial new competition that could adversely affect the operations and financial condition of the Company. There can be no assurance that one or more of the technologies currently utilized by the Company will not become obsolete at some time in the future.

  The Company believes that providers of wireless services will increasingly offer products that will compete with, and ultimately may replace, certain wireline telecommunications services, using new wireless technologies. Competition with providers of wireless telecommunications services may be intense and may further limit the prices with the level of service and price that customers demand at which the Company can profitably compete.

  The telecommunications industry is subject to rapid and significant changes in technology with related changes in customer demands, including the need for new production and services at competitive prices. The Company's ability to compete effectively will depend, to a great extent, on its ability to anticipate, invest in and implement, or otherwise obtain new technologies. Furthermore, there may not be a demand for any of the Company's new products or services, the Company may be unable to deliver its new products and services to the public on a timely and competitive basis, and the Company may have to make additional capital investments to upgrade or replace its existing technology.

(f)
Rapid technological changes

  The telecommunications services industry is subject to rapid and significant changes in technology that may reduce the relative effectiveness of existing technology and equipment. Although the Company has invested in what it currently views as the best technology available, all aspects of voice, data, and video telecommunications are undergoing rapid technological change. There can be no assurance that the Company's technologies will satisfy future customer needs, that the Company's technologies will not become obsolete in light of future technological developments, or that the Company will not have to make additional capital investments to upgrade or replace its technology. The effect on the Company of technological changes, including changes relating to emerging wireline and wireless transmission and switching technologies, cannot be predicted and could have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

  In addition, the Company may be required to select one technology over another because it is not possible to predict with any certainty which technology will prove to be the most economic, efficient or capable of attracting customer usage. Furthermore, the Company may be unable to develop or acquire new technologies and products to compete effectively in the North American and global telecommunications markets. It is also impossible to predict whether existing, proposed or as yet undeveloped technologies will become dominant or otherwise render the Company's telecommunications services less profitable or less viable. If the Company fails to maintain competitive services or obtain new technologies, its business, financial condition and results of operations could be materially adversely affected.

  The Company may be adversely affected by the insolvency or bankruptcy of its key suppliers or customers. The Company relies on the financial stability of its key suppliers and customers. The insolvency or bankruptcy of such parties could result in the Company not being able to realize on its capital investments, having to make alternate supplier arrangements, potentially at significant cost to the Company, or being unable to receive revenue or collect receivables from an insolvent or bankrupt customer.

(g)
Governmental regulation and potential for change in regulatory environment

  The Company is subject to regulation by Canada's telecommunications regulatory authority, the CRTC, pursuant to the provisions of the Telecommunications Act (Canada) (the "Telecommunications Act") and, to a lesser extent, the Radiocommunication Act (Canada) (the "Radiocommunication Act"), administered by Industry Canada. Since the passage of the Telecommunications Act, the policy of the government of Canada and subsequently the CRTC has been to recognize the importance of competition in the provision of telecommunications services in Canada.

  There can be no assurance, however, that regulatory rulings of the CRTC within that policy framework will not have materially adverse effects on competition whether in relation to terms of access to the existing ILEC-controlled network, control of ILEC behaviour in view of their dominant market position or otherwise.

(h)
Restrictions on foreign ownership and control

  Under the ownership and control provisions of the Telecommunications Act and the Radiocommunication Act, a "Canadian carrier" is not eligible to operate as a Canadian telecommunications common carrier and is not eligible to hold a licence as a radiocommunication carrier unless it is Canadian owned and controlled and is incorporated or continued under the laws of Canada or a province. No more than 20% of the members of the board of directors of an eligible Canadian carrier may be non-Canadians, and no more than 20% of the voting shares of a Canadian carrier may be beneficially owned by non-Canadians. In addition, no more than 33 1/3% of the voting shares of a non-operating parent corporation of a Canadian carrier may be beneficially owned or controlled by non-Canadians and neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. The eligibility of AT&T Canada Corp. and AT&T Canada Telecom Services Company, and after the implementation date of the Plan, New OpCo, to continue to operate as Canadian carriers could be jeopardized if the Company and the New AT&T Canada, respectively, or any of their respective subsidiaries fail to comply with the requirements relating to ownership and control. In addition to ensuring that the New AT&T Canada does not violate the prohibition on control in fact by non-Canadians, any issuances of equity securities of the New AT&T Canada to non-Canadians must be of limited or non-voting securities or, if common shares or other voting securities, are issued such common shares or other non-voting securities are also issued to Canadian residents in such amounts as are necessary to allow the company to continue to meet the ownership restrictions. These ownership restrictions may limit the New AT&T Canada's ability to raise equity capital from non-Canadians.

  The term "control in fact" is not defined in the relevant legislation and raises various complex questions of interpretation. A number of factors have been considered relevant to the determination of whether a regulated entity is not controlled in fact by non-Canadians, including the election and composition of the board of directors, the industry specific experience of the non-Canadian shareholders, the ability to appoint senior management, the power to determine policies, operations and strategic decision-making and the percentage of equity interest.

  Although management believes that it has at all times been in compliance with the relevant legislation, and in particular believes that the current ownership structure of the Company and that the proposed ownership structure for the New AT&T Canada as it emerges from CCAA protection comply with Canadian ownership rules, there can be no assurance that any CRTC or Industry Canada determination or events beyond the control of the Company will not result in it or the New AT&T Canada ceasing to comply with the relevant legislation. Should this occur or should the CRTC or Industry Canada otherwise find the Company or the New AT&T Canada ineligible to operate telecommunications or radio communication facilities, the ability of the Company and its principal operating subsidiaries to act as a Canadian carrier under the Telecommunications Act or to maintain, renew or secure licences under the Radiocommunication Act could be jeopardized and the business of the Company or the New AT&T Canada could be materially adversely affected. If the Company or the New AT&T Canada becomes subject to proceedings before or against the CRTC or Industry Canada with respect to the Company's compliance with the relevant legislation, the Company or the New AT&T Canada, as applicable, could be materially adversely affected, even if the Company was ultimately successful in such a proceeding.

  On November 19, 2002, Canada's Minister of Industry issued a discussion paper entitled, Foreign Investment Restrictions Applicable to Telecommunications Common Carriers, and announced a parliamentary committee (the "Parliamentary Committee") review of the federal government's current policies and legislation governing foreign ownership and control of telecommunications common carriers operating in Canada. The Industry Minister has asked for a report back from the Parliamentary Committee in early 2003 addressing thirteen questions in three specific areas, namely (i) overall investment in the telecommunications sector, (ii) the experience of other countries in restricting foreign investment, and (iii) the timing of implementation of any changes the government might make to the current foreign investment restrictions. Among the specific questions contained in the federal government's discussion paper was whether altering Canada's foreign investment restrictions could materially affect the ability of new competitive providers to establish and maintain financial stability, and to what extent any relaxation of foreign investment restrictions could be linked to the creation of a more competitive Canadian telecommunications industry. In announcing its telecommunications foreign investment review, the federal government stated that "it is time to re-evaluate whether the current approaches represent the most effective means of achieving balanced policy objectives in the telecommunications sector", and questioned how Canadians might gain "access to a larger capital pool for investment in new and improved telecommunications infrastructure without compromising their national sovereignty policy objectives". The Company is participating fully in the review and is arguing in favour of liberalization of the investment regime and removal of the current investment restrictions applicable to competitive providers. Should the federal government decide to liberalize the existing restrictions, legislative amendments would be required. Accordingly, a liberalized regime would not come into effect until the government had introduced the legislation into Parliament and passed amended legislation.

(i)
Listings; absence of public trading markets

  Listing is being sought on the TSX and on NASDAQ for the New Shares upon the Company's emergence from CCAA protection and the Company believes, based on legal and financial advice, including advice from the legal and financial advisors to the noteholders as to the estimated number of beneficial holders of the Notes, that the New AT&T Canada will be able to meet the listing criteria for these exchanges. The implementation of the Plan is conditional, among other things, upon the listing of the New Shares on the TSX. The Company will use reasonable best efforts to cause the New Shares to be listed on NASDAQ as soon as practicable on or after the implementation of the Plan. Subject to any change of control transaction, the New AT&T Canada will use reasonable efforts to maintain it's listing on the TSX and NASDAQ National Market System for at least three years. If a listing is obtained, there can be no assurance that any such listing will continue or that an active trading market will develop or be sustained. If a market does develop there can be no assurance that the price will reflect the estimated net value of the New AT&T Canada. The market price of the New Shares may be highly volatile and could be subject to wide fluctuations in response to variations in results of operations, changes in financial estimates by securities analysts, changes in the regulatory regime governing the telecommunications industry or other events and factors. Historically, securities markets have periodically experienced significant price and volume fluctuations that are unrelated to the financial performance of particular companies. These broad market fluctuations may also adversely affect the market price of the New Shares. Further, non-Canadians may not acquire voting securities on the secondary market if such acquisition would contravene the restrictions of foreign ownership and control discussions in (h) above.

(j)
Market and economic conditions

  The Company's future operating results may be affected by trends and factors beyond its control. Such trends and factors include the policies of Canada and the United States in regard to foreign trade, investments and taxes, foreign exchange rate controls and fluctuations, political instability and increased payment periods, adverse change in the conditions in the specific markets for the Company's and after the implementation of the Plan, the Company's products and services, the conditions in the broader market for communications and the conditions in the domestic or global economy generally. More specifically, the Company's financial performance will be affected by the general economic conditions as demand for services tends to decline when economic growth and retail and commercial activity decline. Recently, the slowdown in global economic activity in Canada and the United States, has made the overall global and Canadian economic environment more uncertain and could, depending on the duration and extent of such slowdown and on the pace of an eventual economic recovery, have an important adverse impact on the demand for products and services and on the financial performance of the Company. Such negative trends in global market and economic conditions could have an adverse effect on purchasing patterns of subscribers and customers especially in the case of products and services provided by the Company and, after the implementation of the Plan, the New AT&T Canada that are more subject to being affected by economic slowdown. These negative trends could also adversely affect the financial condition and credit risk of subscribers and customers, which would, in turn, increase uncertainties regarding the Company's and, after the implementation of the Plan, the New AT&T Canada's ability to collect receivables. During the economic slowdown, business telecommunications customers may delay new service purchases, reduce volumes of use and/or discontinue use of services. One or more of these factors could have a significantly negative effect on the financial situation and results of the Company and after the implementation of the Plan, the New AT&T Canada.

(k)
Foreign exchange

  The Company has significant U.S. dollar debt service requirements to 2008, which, as at December 31, 2002, the Company no longer hedges. All such obligations will be compromised upon implementation of the Plan and therefore this risk will have minimal impact upon implementation of the Plan.

Critical accounting policies

The Company believes that the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in the Company's consolidated financial statements and notes to the financial statements. See Note 2 to the 2002 annual consolidated financial statements for a more comprehensive discussion of the Company's significant accounting policies.

Use of estimates

Significant estimates are used in determining, but not limited to, the recoverability of capital assets, allowance for doubtful accounts, provisions for workforce reduction and restructuring, provisions for contingent liabilities, liabilities subject to compromise, and income tax valuation allowances. When assessing the reasonableness of the assumptions, current information, currently prevailing economic conditions and trends are considered.

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses. Actual results could differ from those estimates.

Recoverability of Capital Assets

Due to the capital intensive nature of the telecommunications industry, the Company has made significant investments in capital assets. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assessments of the recoverability of capital assets require estimates of useful lives, future cash flows, discount rates and terminal values. Management develops cash flow projections using assumptions that reflect the Company's planned courses of action and management's best estimate of the most probable set of economic conditions. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, a write-down is recognized for the difference between the expected future undiscounted cash flows and carrying value of the asset.

Valuation of accounts receivable

The Company's allowance for doubtful accounts is based on a specific percentage using historical experience applied to aging categories and an additional amount for specific delinquent balances.

Provision for restructuring activities

Accrued restructuring charges require significant estimates including estimated sublease recoveries from properties vacated and expected time required to enter into sublease agreements.

Provisions for contingent liabilities

In the normal course of business, the Company is subject to proceedings, lawsuits and other claims. Such matters are subject to many uncertainties, and outcomes are not predictable with assurance. The Company maintains and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated. The Company is unable to ascertain the ultimate aggregate amount of monetary liability or financial impact with respect to these matters as at December 31, 2002. These matters could affect the operating results of any one quarter when resolved in future periods.

Liabilities subject to compromise

Liabilities subject to compromise under the CCAA proceedings have been estimated by management based upon the Court-approved process to prove, administer and adjudicate claims. The claims of Noteholders have been determined in accordance with such process. Claims of other affected creditors and the amount recorded as liabilities have been estimated using the information provided by the Affected Creditors and management's assessment of the merits of the claims.

New accounting standards

Business combinations, and goodwill and other intangible assets

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section ("HB") 1581 "Business Combinations", and HB 3062 "Goodwill and Other Intangible Assets". The new sections are substantially consistent with equivalent U.S. pronouncements, SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets", issued by the Financial Accounting Standards Board ("FASB") in July 2001.

HB 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is no longer permitted. Adoption of HB 1581 did not affect the result of operations as the Company currently accounts for all business combinations under the purchase method.

HB 3062 no longer permits the amortization of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment using a fair value approach rather than the undiscounted cash flow approach previously used. During the second quarter, the Company completed its transitional goodwill impairment test and determined that unamortized goodwill of $1,530.8 million as at January 1, 2002, was impaired under the fair value approach. This amount was charged to opening retained earnings with a corresponding reduction in goodwill.

See additional discussion in Note 2 to the 2002 consolidated financial statements.

Foreign currency translation and hedging relationships

Effective January 1, 2002, the Company adopted amended HB 1650 "Foreign Currency Translation", which eliminates the deferral and amortization of foreign currency translation gains and losses on long-term monetary items with a fixed or ascertainable life. At December 31, 2001, the Company had approximately $12.3 million of unamortized foreign exchange losses that were affected by this change. Upon adoption, deferred foreign exchange has been reduced by this amount, with a corresponding increase in opening deficit as of January 1, 2002. HB 1650 also requires restatement of prior periods, the effect of which was to increase the reported net loss for the year ended December 31, 2001 by $12.3 million (2000 — nil).

Effective January 1, 2004, the Company will adopt the new Accounting Guideline, AcG-13, "Hedging Relationships," which requires that in order to apply hedge accounting, all hedging relationships must be identified, designated, documented and effective, where hedging relationships do not meet these requirements hedge accounting must be discontinued. The Company is currently evaluating the impact of adoption of AcG-13 and has not yet determined the effect of adoption on its results of operations or financial condition.

See additional discussion in Note 2 to the 2002 consolidated financial statements.

Stock-based compensation

Effective January 1, 2002, the Company adopted the new HB 3870 "Stock-based Compensation and Other Stock-based Payments", which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. HB 3870 permits the Company to continue its existing policy of treating all other employee stock options as capital transactions (or settlement method), but requires pro forma disclosure of net earnings and per share information as if the Company had accounted for employee stock options under the fair value method which has been included in note 2 to the consolidated financial statements.

Recent pronouncements

Effective January 1, 2003, the Company will adopt AcG-14, "Disclosure of Guarantees", which requires a guarantor to disclose significant information about guarantees it has provided, without regard to whether it will have to make any payments under the guarantees and in addition to the accounting required by HB 3290 "Contingencies". The Guideline is generally consistent with disclosure requirements for guarantees in the FASB No.45 but, unlike the FASB's guidance, does not apply to product warranties and does not encompass recognition and measurement requirements. The Company is currently evaluating the impact of adoption of AcG-14 and has not yet determined the effect of adoption on its results of operations and financial condition.

The Company will adopt new HB 3063, "Impairment of Long-Lived Assets", which will be effective for fiscal years beginning on or after April 1, 2003, with earlier adoption encouraged. Application of HB 3063 is prospective. The new standard replaces requirements on the write-down of assets previously contained in HB 3061, "Property, Plant and Equipment", and harmonizes Canadian accounting for the impairment of long-lived assets with US GAAP (FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"). The Company is currently evaluating the impact of adoption of HB 3063 and has not yet determined the effect of adoption on its results of operations and financial condition.

The Company will adopt new HB 3475, "Disposal of Long-Lived Assets and Discontinued Operations". The new HB 3475 applies to disposal activities initiated by an enterprise's commitment to a plan on or after May 1, 2003, with earlier adoption encouraged. Application of the new HB 3475 is prospective. The new HB replaces requirements on the disposal of assets and discontinued operations that were contained in HB 3061, "Property, Plant and Equipment", and in the previous HB 3475, "Discontinued Operations", and harmonizes Canadian accounting with US GAAP (FASB No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets") for these topics. The Company is currently evaluating the impact of adoption of HB 3475 and has not yet determined the effect of adoption on its results of operations and financial condition.

Results of operations

Year ended December 31, 2001 compared to year ended December 31, 2000

(All dollar amounts are stated in thousands of Canadian dollars except where otherwise noted)

Revenue

The Company holds an 11% share of the Canadian business telecommunications market from its data, local, Internet and E-Business solutions services, and from its long distance services. The Company's proportion of revenue from data, local, Internet and E-Business solutions, and other services grew to 57% of the Company's total revenue in 2001 from 53% in 2000. The proportion of revenues from long distance services declined to 43% in 2001 from 47% in the prior year. During 2002, the Company will continue its focus on growth in data, local, and Internet and E-Business solutions.

The year-over-year increase in data revenue was mainly due to the growth in Data VPN Frame Relay (the Company's virtual private network product), Asynchronous Transfer Mode ("ATM"), high speed data (MACH), and local and wide area network ("LAN/WAN"), partially offset by decreases in legacy private line data services. Data revenue increased by $19,624 or 4.2% to $485,031 in 2001 from $465,407 in 2000. In 2002, the Company will seek to improve its data product mix by continuing to market more advanced and higher margin data products and strengthen its product portfolio through its licensing arrangements with AT&T Corp. to provide customers with North American and global frame relay and LAN/WAN.

The year-over-year increase in local voice revenue was due to the addition of 137,997 new local access lines. Local voice revenue increased by $31,783 or 17.9% to $209,207 in 2001 from $177,424 in 2000. The growth in 2001 was the result of focus on customers in the small and medium sized business markets, offset by the negative impact of general economic conditions which included lower demand from the wholesale and internet service provider ("ISP") markets as customers in this sector experienced financial difficulty. During the year, the Company acquired the rights to a customer base from the receiver of an insolvent Canadian CLEC, resulting in the addition of 42,430 new local lines. The Company reduced the number of access lines reported by 33,661 due to a one-time adjustment, the result of historical system conversion and other adjustments. This adjustment was statistical in nature and had no effect on revenue. Local access lines in service totaled 548,969 at December 31, 2001. During 2001, the Company completed an additional two local city networks to achieve a footprint of 29 cities. In 2002, the Company will focus its efforts on increasing its market share in the business local market.

The year-over-year increase in Internet and E-Business solutions revenue was mainly due to the Company's strategic acquisition of MONTAGE and significant growth in high speed dedicated Internet access, managed hosting and security solutions. Internet and E-Business solutions revenue increased by $41,987 or 32.3% to $171,852 in 2001 from $129,865 in 2000. Consistent with the Company's strategy to focus on higher growth and higher value added products, the Internet and E-Business solutions portfolio increased to 11.1% in 2001 as a proportion of total revenue from 8.6% in 2000. In 2002, the Company plans to further strengthen its product portfolio and continues to expect growth in this area as economic conditions improve.

Other revenue decreased by $11,800 or 36.1% to $20,843 in 2001, from $32,643 in 2000 primarily due to the sale of certain of the Company's call centers and lower telecommunications equipment sales.

The year-over-year decrease in long distance ("LD") revenue was mainly due to lower prices per minute, partially offset by growth in minutes. LD revenue decreased by $42,251 or 6.0% to $657,788 in 2001 from $700,039 in 2000. Year-over-year, minutes increased by 9.6% while prices dropped by 14.0% primarily as a result of intense price competition. During 2002, the Company will continue to optimize long distance products and to leverage established customer relationships to cross sell the Company's data, local, Internet, and E-Business solutions.

Service costs and selling, general and administrative expenses

The Company's principal operating expenses consist of service costs; selling, general and administrative costs ("SG&A"); and depreciation and amortization. Service costs consist of expenses directly related to delivering service to customers and servicing the operations of the Company's networks, expenses associated with fibre and other leases where the Company does not presently have its own facilities, local and long distance transport costs paid to other carriers, maintenance agreements, right-of-way fees, municipal access fees, hub site lease expenses, costs of service personnel and leases of utility space in buildings connected to the Company's networks. SG&A expenses include the costs of sales and marketing personnel, promotional and advertising expenses and corporate administrative expenses.

Service Costs decreased by $29,070 or 2.8%, to $1,005,790 in 2001, from $1,034,860 in 2000. This decrease was due to the positive impact of the change in the contribution regime, lower toll free rates and optimization of access methods, offset, in part, by additional costs related to higher volume and costs associated with strategic acquisitions in 2000 and 2001. The Company will experience further cost reductions as the contribution rate will be reduced from 4.5% to 1.4% on an interim basis effective January 1, 2002. A number of appeals relating to the decision to change the contribution regime were filed and have been dismissed. However, Telus Communications Inc., which filed an earlier appeal to the Federal Court that was dismissed, has filed a further appeal with the CRTC relating to issues around the amount of the subsidy going forward.

Gross margin increased by $68,413 to $538,931 in 2001 from $470,518 in 2000 as the Company benefited from its emphasis on higher growth and higher margin products and services, the acquisition of MONTAGE and improvements in its service costs structure.

SG&A expenses decreased by $25,981 or 6.3% to $385,966 in 2001 from $411,947 in 2000. This decrease was due to the change in the valuation allowance related to the Company's defined benefit pension plans and lower sales costs, offset primarily by an increase in personnel costs from strategic acquisitions and from the Company's focus on improving customer service including provisioning, customer care processes support and information systems.

At the beginning of the year, the Company's defined benefit pension plans were in a surplus position, net of unamortized actuarial gains, giving rise to an accrued benefit asset. The amount of the accrued benefit asset that can be recorded by the Company is subject to a limit, being the sum of the expected employer future benefit and any net unrecognized losses. The balance of the valuation allowance recorded against the accrued benefit asset due to this limit at December 31, 2000, was $31,934. During 2001, the impact of negative returns on plan assets in the Company's defined benefit pension plans has been an elimination of the pension surplus and generation of unamortized losses at December 31, 2001. Under generally accepted accounting principles, the limit on the accrued benefit asset is required to be increased by the amount of the losses that will be charged as an expense in future years, resulting in a reduction in the valuation allowance and a credit to the pension expense amount of the Company. The impact of the above is that the valuation allowance of $31,934 is no longer required and has been recognized into income in 2001.

EBITDA

EBITDA before integration costs, provision for restructuring and workforce reduction costs, pension valuation allowance and minority interest increased to $121,031 in 2001 from $58,571 in 2000. On a percentage of revenue basis, EBITDA grew to 7.8% in 2001 from 3.9% in 2000. This increase was due to the gross margin improvements and lower SG&A expenses.

2001 workforce reduction costs

In July 2001, in consideration of the difficult industry conditions, the Company initiated a cost reduction initiative in its drive towards profitable growth. During the third quarter of 2001, a provision of $21,901 was recorded principally for severance and benefits related to the termination of approximately 650 personnel. The personnel terminated were from various areas across the Company including marketing, network services, customer service, Internet and E-Business solutions services and administration. Substantially all of the workforce reductions were completed as at December 31, 2001. The remaining liability associated with the workforce reduction costs of $6,215 represent salary continuance payments in accordance with the termination agreements.

1999 integration costs and provision for restructuring

Substantially all of the activities that were provided for in the 1999 integration costs and provision for restructuring were completed as at December 31, 2001.

Depreciation and amortization

Depreciation and amortization expense increased to $465,600 in 2001 compared to $402,551 in 2000. The increase was primarily due to the Company's strategic acquisitions in 2000 and 2001 and an increase in the level of depreciation from the Company's capital spending program.

Interest income and expense

Interest income increased to $19,134 in 2001 from $17,243 in 2000. The increase of $1,891 was due to higher average cash and short-term deposits during the year compared with 2000.

Interest expense increased to $401,114 in 2001 from $319,046 in 2000. Of the interest expensed, $213,890 represented cash interest payments, $145,148 was accreted on the senior discount notes, $15,661 was amortization of debt issue costs, and the remaining $26,415 was accrued interest. The increase was due to higher average debt balances from the issuance of U.S. $500,000 Senior Notes on March 30, 2001 and higher average foreign exchange rates impacting unhedged U.S. dollar denominated interest expense.

Other income (expenses)

Other expenses were $10,797 for 2001 compared to other income of $13,739 for 2000. Other expenses for 2001 related to a $8,894 loss on the sale of certain call centers in May 2001 and foreign exchange gains and losses. Other income for 2000 related mainly to the disposition of a significant portion of the Company's ownership in Shared Technologies of Canada Inc.

Net loss

Net loss increased to $745,375 in 2001 from $523,207 in 2000 mainly due to the impact of minority interest loss absorption in 2000, an increase in interest expense as a result of higher long term debt, an increase in amortization expense and workforce reduction costs incurred in 2001, partially offset by an improvement in EBITDA as described above. In 2000, the Company recognized into income the gain from the disposition of a significant portion of the Company's ownership in Shared Technologies of Canada Inc. and reversed a portion of its provision for restructuring recorded in 1999.

QUARTERLY FINANCIAL INFORMATION
(Unaudited)

	2002
Quarters ended	March 31	June 30	September 30	December 31
Revenue
Data	$115,568	$119,459	$110,229	$112,706
Local	59,669	59,708	58,242	57,477
Internet and E-Business solutions	48,980	50,210	47,509	48,900
Other	5,313	8,508	7,620	5,252

	$229,530	$237,885	$223,600	$224,335
Long Distance	154,300	146,972	136,261	135,262

Total Revenue	$383,830	$384,857	$359,861	$359,597

Service Costs	$255,169	$251,056	$223,003	$202,721
Gross Margin	$128,661	$133,801	$136,858	$156,876
Gross Margin %	33.5%	34.8%	38.0%	43.6%
Selling, General and Administrative Costs ("SG&A")	$90,636	$83,318	$82,578	$76,471
Net Income (loss) from operations	$(53,001)	$(1,314,346)	$7,605	$19,527
Net Loss	$(157,619)	$(1,353,431)	$(256,839)	$(63,769)
Basic and diluted loss per common share	$(1.57)	$(13.45)	$(2.54)	$(0.60)

Supplementary Financial Information

	2002
Quarters ended	March 31	June 30	September 30	December 31
Income (loss) from operations	$(53,001)	$(1,314,346)	$7,605	$19,527
Add:
Depreciation and amortization	91,026	91,074	46,675	44,367
Write-down of property, plant and equipment and goodwill	—	1,203,196	—	—
Workforce reduction and provision for restructuring	—	70,558	—	16,511

EBITDA (*)	$38,025	$50,482	$54,280	$80,405

(*)
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the write-down of property, plant and equipment and goodwill, provisions from restructuring and workforce reduction, and a pension valuation allowance adjustment as these items are not expected to be re-occurring in nature as the Company is restructuring its balance sheet through a CCAA proceeding. The Company is restructuring its balance sheet through a CCAA proceeding and is expecting to emerge from the proceeding on or about April 1, 2003. EBITDA does not have a standardized meaning under GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

QUARTERLY FINANCIAL INFORMATION
(Unaudited)

	2001
Quarters ended	March 31	June 30	September 30	December 31
Revenue
Data	$122,714	$115,553	$125,024	$121,740
Local	46,266	52,168	52,207	58,566
Internet and E-Business solutions	37,646	40,094	46,421	47,691
Other	5,758	6,911	3,846	4,328

	$212,384	$214,726	$227,498	$232,325
Long Distance	175,480	160,441	159,723	162,144

Total Revenue	$387,864	$375,167	$387,221	$394,469

Service Costs	$247,191	$245,462	$253,157	$259,980
Gross Margin	$140,673	$129,705	$134,064	$134,489
Gross Margin %	36.3%	34.6%	34.6%	34.1%
Selling, General and Administrative Costs ("SG&A")	$109,114	$104,157	$103,764	$68,931
Net Income (loss) from operations	$(76,789)	$(87,153)	$(110,780)	$(59,814)
Net loss	$(167,475)	$(174,729)	$(232,475)	$(170,697)
Basic and diluted loss per common share	$(1.73)	$(1.78)	$(2.35)	$(1.74)

Supplementary Financial Information

	2001
Quarters ended	March 31	June 30	September 30	December 31
Loss from operations	$(76,789)	$(87,153)	$(110,780)	$(59,814)
Add:
Depreciation and amortization	108,348	112,701	119,179	125,372
Workforce reduction and provision for restructuring	—	—	21,901	—
Pension valuation allowance	—	—	—	(31,934)

EBITDA (*)	$31,559	$25,548	$30,300	$33,624

(*)
EBITDA is a measure commonly used in the telecommunications industry to evaluate operating results and is generally defined as earnings before interest, income taxes, depreciation and amortization. The Company has also excluded the write-down of property, plant and equipment and goodwill, provisions from restructuring and workforce reduction, and a pension valuation allowance adjustment as these items are not expected to be re-occurring in nature as the Company is restructuring its balance sheet through a CCAA proceeding. The Company is restructuring its balance sheet through a CCAA proceeding and is expecting to emerge from the proceeding on or about April 1, 2003. EBITDA does not have a standardized meaning under GAAP and is not necessarily comparable to similar measures disclosed by other issuers. Accordingly, EBITDA is not intended to replace income/(loss) from operations, net income/(loss) for the period, cash flow, or other measures of financial performance and liquidity reported in accordance with Canadian GAAP.

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AT&T CANADA INC. Management's Discussion and Analysis of Financial Condition and Results of Operations (p. 1) Consolidated Financial Statements (p. 20)
management's discussion and analysis of financial condition and results of operations